Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$4,770	$4,999	$4,770	$4,999
Provision for income taxes	683	829	683	829
Minority interest	124	124	124	124
Earnings from continuing operations before income taxes
and minority interest	5,577	5,952	5,577	5,952

Fixed charges:
Interest	8,433	8,414	8,433	8,414
One-third of rentals(a)	163	163	163	163
Total fixed charges	8,596	8,577	8,596	8,577
Less interest capitalized, net of amortization	(38)	(38)	(38)	(38)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$14,135	$14,491	$14,135	$14,491

Ratio of earnings to fixed charges	1.64	1.69	1.64	1.69

Preferred stock dividend requirements			$-	$-

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.14	1.17

Preferred stock dividend factor on pre-tax basis			-	-
Fixed charges			8,596	8,577

Total fixed charges and preferred stock dividend
requirements			$8,596	$8,577

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.64	1.69

(a)	Considered to be representative of interest factor in rental expense.